Exhibit 99.2

SUZANO S.A. Publicy Held Company Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55 Company Registration (NIRE): 29.3.0001633-1 Pursuant to Securities and Exchange Commission of Brazil (“CVM”) Instruction No. 481/2009, the Company makes available to its shareholders the synthetic consolidated voting map regarding the Extraordinary General Shareholders' Meeting to be held on May 22, 2020, at 9:30 a.m., in an exclusively digital manner in the electronic system of remote attendance made available by Suzano S.A. (“Company”) pursuant to art. 21-C, Paragraph 2, item II of CVM Instruction No. 481/09, of December 17, 2009, as amended (“ICVM No. 481/09”) and in accordance with the rules established in the Shareholders Manual disclosed by the Company. It should be noted that, according to the information contained in the absentee ballot, irregular votes will be disregarded, in other words those that are crossed-out, not filled and/or related to resolutions that the shareholder does not have the right to vote. The remaining votes delivered in other matters shall be considered (the ballot was not completely disregarded, but only irregular voting). No. of the resolution in the Distance Voting Ballot, published by the Company on 04.30.2020 Resolution Approve Reject Abstain Total 1 Simple Resolution To approve the Protocol and Justification executed on April 20, 2020, by the management of the Company and Suzano Participações do Brasil Ltda., enrolled with CNPJ/ME under No. 23.601.424/0001-07,whichsetsforththetermsand 1.048.621.915 - - 1.048.621.915 Exhibit 99.2

conditions of the merger of Suzano Participações do Brasil Ltda. into the Company (“Merger”): 2 Simple Resolution To approve the ratification of the appointment and hiring of the specialized company PricewaterhouseCoopers Auditores Independentes (“PwC”), hired to determine the net worth of Suzano Participações do Brasil Ltda., under the terms of the Law: 1.048.471.915 150.000 - 1.048.621.915 3 Simple Resolution To approve the net worth appraisal report of Suzano Participações do Brasil Ltda., at book value, prepared by PwC in compliance with the accounting and legal standards, criteria and requirements. 1.048.621.915 - - 1.048.621.915 4 Simple Resolution To approve the merger of Suzano Participações do Brasil Ltda. into the Company, under the terms and conditions of the Merger and the consequent dissolution of Suzano Participações do Brasil Ltda. 1.048.621.915 - - 1.048.621.915 5 Simple Resolution To approve the authorization to the Company's management to take all measures necessary to carry out the merger, pursuant to current legislation. 1.048.621.915 - - 1.048.621.915 6 Simple Question In the event of a second call for this Extraordinary General Meeting, may the voting instructions in this DVB also be considered for the holding on second call of the Extraordinary General Meeting? 1.041.164.521 7.457.394 - 1.048.621.915